SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL VISION, INC.
(Name of Subject Company)
NATIONAL VISION, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.01, with attached Common Stock Purchase Rights
(Title of Class of Securities)
63845P 10 1
(CUSIP Number of Class of Securities)

Mitchell Goodman, Esq.
Senior Vice President, General Counsel and Secretary
296 Grayson Highway
Lawrenceville, Georgia 30045
(770) 822-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

Copy to:
David A. Stockton, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Schedule 14D-9 relates to a pre-commencement communication by National Vision, Inc. (the “Company”). On the morning of July 26, 2005, the Company distributed a voicemail message to all of its employees, the script of which is below:
“This is Reade Fahs with a special message recorded on Tuesday, July 26th. I plan to put on special messages every few days for the next week or two to share news and answer questions.
Today is a great day in the history of National Vision and in our evolution toward becoming the growth company that this team deserves.
Today we announced our intention to purchase the America’s Best optical retail chain — a 111 store chain operating in 21 states.
The acquisition represents the coming together of the fifth largest optical retail chain in America with the sixth largest making us the solid fourth largest in the marketplace — and just shy of being number three.
We were able to do this with the help of an investment company called Berkshire Partners. Berkshire was impressed with the NVI team — both with our people and with the results we’ve achieved together as a team.
As part of their investment, they will be buying up all our stock and our outstanding debt, and we will become a private company.
The folks at Berkshire are just good people — they are the sort that will work well with us and our culture.
We like them and we feel we have common goals for what this company can become.
Remember, these guys are investors. They don’t run companies. They are here to help us achieve our potential. Their mission statement states that their goal is to support high quality management teams who have the vision and desire to continuously improve the companies they operate.
We think this acquisition is a big win for all as:
•	America’s Best represents an optical growth vehicle for us to invest in.

•	They are a value concept — and that is our sweet spot.

•	They are a company we think we can learn a lot from and contribute a lot too.
To be clear, we have announced our intention to buy America’s Best, but it will be a month or so before the deal closes. I plan to do another message in the next few days to provide more details and keep everyone up to speed with what is going on.
I will also attempt to answer any questions that come through on In Touch.
This is a big, positive step forward for our company. It reflects a massive vote of confidence in our team from some pretty savvy investors who believe in our vision of driving toward one billion dollars in sales by the end of the decade via happy professionals serving loyal patients and customers.
Berkshire Partners believes in us so much that they are investing over $75 million.
My congratulations to all of us on the NVI team for the great accomplishment and recognition of your talents, your accomplishments, and your potential that this investment and this acquisition represents.
The future is indeed so bright — you have to wear shades.”

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